SERENDIPITY CAPITAL ACQUISITION CORP.

Level 11, Asia Square Tower 2

12 Marina View,

Singapore 018961

February 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Timothy Collins / Karina Dorin

Re: Serendipity Capital Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-255915

Dear Mr. Collins and Ms. Dorin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Serendipity Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 7, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Anton Jerga at anton.jerga@serendipitycapital.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

SERENDIPITY CAPITAL ACQUISITION CORP.

By:	/s/ Anton Jerga
Name:	Anton Jerga
Title:	Chief Financial Officer

cc: Tang, Jacqueline, Kirkland & Ellis